Exhibit 99.1

NYSE, TSX: NTR	NEWS RELEASE

MARCH 12, 2018

NUTRIEN COMMENCES EXCHANGE OFFERS AND CONSENT SOLICITATIONS

Nutrien Ltd. (“Nutrien”) announced today that it has commenced offers to exchange all validly tendered and accepted notes of Potash Corporation of Saskatchewan Inc. (“PotashCorp”) and debentures of Agrium Inc. (“Agrium”) described below, representing all of the outstanding notes and debentures of PotashCorp and Agrium, respectively, for new notes to be issued by Nutrien (the “Nutrien Notes”) having interest rates and maturities identical to those of the applicable exchanged series of PotashCorp notes or Agrium debentures. The prospectus supplement relating to the issuance of the Nutrien Notes in the exchange offers and the base shelf prospectus form part of Nutrien’s registration statement on Form F-10 (the “registration statement”) that became effective on March 12, 2018.

The particulars of the exchange offers are described in the following table:

Aggregate Principal Amount	Series of Notes Issued by PotashCorp to be Exchanged	CUSIP No.	Series of Nutrien Notes to be Issued by Nutrien	Exchange Consideration (1)(2)		Early Participation Premium (1)(2)	Total Consideration (1)(2)(3)
				Nutrien Notes (principal amount)	Cash	Nutrien Notes (principal amount)	Nutrien Notes (principal amount)	Cash
$500,000,000	6.500% Senior Notes due 2019	73755LAF4	6.500% Senior Notes due 2019	$950	$1	$50	$1,000	$1
$500,000,000	4.875% Senior Notes due 2020	73755LAH0	4.875% Senior Notes due 2020	$950	$1	$50	$1,000	$1
$750,000,000	3.625% Senior Notes due 2024	73755LAL1	3.625% Senior Notes due 2024	$950	$1	$50	$1,000	$1
$500,000,000	3.000% Senior Notes due 2025	73755LAM9	3.000% Senior Notes due 2025	$950	$1	$50	$1,000	$1
$500,000,000	4.000% Senior Notes due 2026	73755LAN7	4.000% Senior Notes due 2026	$950	$1	$50	$1,000	$1
$500,000,000	5.875% Senior Notes due 2036	73755LAD9	5.875% Senior Notes due 2036	$950	$1	$50	$1,000	$1
$500,000,000	5.625% Senior Notes due 2040	73755LAK3	5.625% Senior Notes due 2040	$950	$1	$50	$1,000	$1

Aggregate Principal Amount	Series of Debentures Issued by Agrium to be Exchanged	CUSIP No.	Series of Nutrien Notes to be Issued by Nutrien	Exchange Consideration (1)(2)		Early Participation Premium (1)(2)	Total Consideration (1)(2)(3)
				Nutrien Notes (principal amount)	Cash	Nutrien Notes (principal amount)	Nutrien Notes (principal amount)	Cash
$500,000,000	6.750% Debentures due 2019	008916AH1	6.750% Senior Notes due 2019	$950	$1	$50	$1,000	$1
$500,000,000	3.150% Debentures due 2022	008916AK4	3.150% Senior Notes due 2022	$950	$1	$50	$1,000	$1
$500,000,000	3.500% Debentures due 2023	008916AL2	3.500% Senior Notes due 2023	$950	$1	$50	$1,000	$1
$550,000,000	3.375% Debentures due 2025	008916AP3	3.375% Senior Notes due 2025	$950	$1	$50	$1,000	$1
$125,000,000	7.800% Debentures due 2027	008916AC2	7.800% Senior Notes due 2027	$950	$1	$50	$1,000	$1
$450,000,000	4.125% Debentures due 2035	008916AQ1	4.125% Senior Notes due 2035	$950	$1	$50	$1,000	$1
$300,000,000	7.125% Debentures due 2036	008916AG3	7.125% Senior Notes due 2036	$950	$1	$50	$1,000	$1
$500,000,000	6.125% Debentures due 2041	008916AJ7	6.125% Senior Notes due 2041	$950	$1	$50	$1,000	$1
$500,000,000	4.900% Debentures due 2043	008916AM0	4.900% Senior Notes due 2043	$950	$1	$50	$1,000	$1
$500,000,000	5.250% Debentures due 2045	008916AN8	5.250% Senior Notes due 2045	$950	$1	$50	$1,000	$1

(1)	Consideration per $1,000 principal amount of PotashCorp notes or Agrium debentures, as applicable, validly tendered and accepted, subject to any rounding.
(2)	The term “Nutrien Notes” in this column refers, in each case, to the series of Nutrien Notes corresponding to the series of PotashCorp notes or Agrium debentures, as applicable, of like maturity and coupon set forth in the applicable row.
(3)	Includes the Early Participation Premium for PotashCorp notes and Agrium debentures validly tendered prior to 5:00 p.m., New York City time, on March 23, 2018 and not validly withdrawn.

In connection with the exchange offers, Nutrien is also soliciting consents from holders of the notes and debentures to amend (the “proposed amendments”) the terms of the notes and debentures and the applicable indentures governing these securities to eliminate certain covenants and events of default provisions under the applicable indentures and securities. If the proposed amendments are adopted with respect to a particular series of PotashCorp notes or Agrium debentures, the existing notes or debentures of that series will be governed by the applicable amended indenture, which will have different terms and afford significantly reduced protection to the holders of those securities compared to those currently applicable to the PotashCorp notes or Agrium debentures or those that will be applicable to the newly issued Nutrien Notes.

In order for the proposed amendments to be adopted with respect to a series of PotashCorp notes, holders of not less than a majority of the aggregate principal amount of the outstanding notes of that series must consent to them. In order for the proposed amendments to be adopted with respect to the Agrium debentures governed by the indenture dated as of January 31, 1997, holders of not less than a majority of the aggregate principal amount of such outstanding Agrium debentures must consent to them. In order for the proposed amendments to be adopted with respect to the Agrium debentures governed by the indenture dated as of May 16, 2006, holders of not less than a majority of the aggregate principal amount of such outstanding Agrium debentures, voting together as a class, must consent to them.

The exchange offers and consent solicitations (together, the “exchange offers”) commenced on March 12, 2018 and expire at 12:00 midnight (the last minute of the day), New York City time, on April 6, 2018. In exchange for each $1,000 principal amount of PotashCorp notes and Agrium debentures that is validly tendered prior to 5:00 p.m., New York City time, on March 23, 2018, and not validly withdrawn, holders will receive the amounts set out in the table above under the “Total Consideration” column, which consists of $1,000 principal amount of Nutrien Notes and a cash amount of $1. The total consideration includes the early participation premium set out in the table above, which consists of $50 principal amount of Nutrien Notes. In exchange for each $1,000 principal amount of PotashCorp notes and Agrium debentures that is validly tendered after 5:00 p.m., New York City time, on March 23, 2018 but prior to 12:00 midnight (the last minute of the day), New York City time, on April 6, 2018 and not validly withdrawn, holders will receive the amounts set out in the table above under the “Exchange Consideration” column, which is equal to the total consideration less the early participation premium and so consists of $950 principal amount of Nutrien Notes and a cash amount of $1.

By tendering PotashCorp notes or Agrium debentures for exchange, holders will be deemed to have validly delivered their consents to the proposed amendments with respect to those notes. Holders of PotashCorp notes and Agrium debentures may withdraw tendered notes at any time before 5:00 p.m., New York City time, on March 23, 2018. Tenders of PotashCorp notes and Agrium debentures, and the corresponding consents to the proposed amendments, may not be withdrawn after 5:00 p.m., New York City time, on March 23, 2018.

Each Nutrien Note issued in exchange for a PotashCorp note or Agrium debenture, as applicable, will have an interest rate and maturity that is identical to the interest rate and maturity of the exchanged PotashCorp note or Agrium debenture, as well as identical interest payment dates. The Nutrien Notes will be Nutrien’s unsecured obligations and will rank pari passu as to priority of payment with all of Nutrien’s other outstanding unsecured debt.

Nutrien has agreed, upon consummation of the exchange offers, to pay a soliciting dealer fee equal to $2.50 for each $1,000 principal amount of PotashCorp notes or Agrium debentures that are validly tendered and accepted pursuant to the exchange offers to retail brokers that are appropriately designated by their beneficial holder clients to receive this fee, provided that such fee will only be paid with respect to tenders by beneficial holders whose aggregate principal amount of PotashCorp notes or Agrium debentures is $250,000 or less.

The Dealer Managers for the exchange offers are:

BofA Merrill Lynch 214 North Tryon Street, 14th Floor Charlotte, NC 28255 Attn: Liability Management Group Toll-Free: (888) 292-0070 Collect: (980) 683-3215	Morgan Stanley & Co. 1585 Broadway New York, NY 10036 Attn: Liability Management Group Toll-Free: (800) 624-1808 Collect: (212) 761-1057	RBC Capital Markets Brookfield Place 200 Vesey Street, 8th Floor New York, NY 10281 Attn: Liability Management Group Toll-Free: (877) 381-2099 Collect: (212) 618-7843

The Exchange Agent and Information Agent for the exchange offers is:

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Attention: Andrew Beck

Toll-Free: (866) 745-0270

Collect: (212) 269-5550

Email: ntr@dfking.com

The exchange offers are being made pursuant to the terms and conditions set forth in Nutrien’s prospectus supplement filed in each of the provinces of Canada, dated March 12, 2018, together with the accompanying base shelf prospectus, dated March 12, 2018. The prospectus supplement relating to the issuance of the Nutrien Notes in the exchange offers and the base shelf prospectus form part of the registration statement. You may obtain copies of these documents from any of the Dealer Managers at the addresses set forth above or on EDGAR at www.sec.gov. Before participating in the exchange offers, you should read these documents and the documents incorporated by reference therein for more complete information about Nutrien and the exchange offers. Upon or promptly following the withdrawal deadline of 5:00 p.m., New York City time, on March 23, 2018, it is anticipated that PotashCorp and the trustee under PotashCorp’s indenture and Agrium and the trustees under Agrium’s indentures will execute and deliver one or more supplemental indentures with respect to each affected series of PotashCorp notes or Agrium debentures for which the requisite consents have been obtained that will, subject to the satisfaction or waiver of the conditions to the exchange offer for the affected series, effectuate the proposed amendments with effect from the settlement date of the exchange offers. The settlement date is expected to be the second business day following the expiration of the exchange offers.

The consummation of each exchange offer is subject to, and conditional upon, the satisfaction or waiver of the conditions discussed in the prospectus supplement including, among other things, the receipt of the requisite consents with respect to the applicable series or class of PotashCorp notes or Agrium debentures and the completion of the refinancing of PotashCorp’s and Agrium’s respective credit facilities at Nutrien Ltd., as described in the prospectus supplement.

All amounts referenced herein, including the consideration for Nutrien Notes, are in U.S. dollars. Dates and times are subject to extension.

This press release shall not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities described herein and is also not a solicitation of the related consents. The exchange offers may be made only pursuant to the terms and conditions of the prospectus supplement and accompanying prospectus and the other related materials.

About Nutrien

Nutrien is the world’s largest provider of crop inputs and services, playing a critical role in helping growers increase food production in a sustainable manner. We produce and distribute over 26 million tonnes of potash, nitrogen and phosphate products world-wide. With this capability and our leading agriculture retail network, we are well positioned to supply the needs of our customers. We operate with a long-term view and are committed to working with our stakeholders as we address our economic, environmental and social priorities. The scale and diversity of our integrated portfolio provides a stable earnings base, multiple avenues for growth and the opportunity to return capital to shareholders.

Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to Nutrien’s intention to execute the supplemental indentures to effectuate the proposed amendments, the relative level of protection to holders of PotashCorp notes and Agrium debentures under an amended indenture, and the timing of the settlement date. Forward-looking statements in this press release are based on certain key expectations and assumptions made by Nutrien, some of which are outside of Nutrien’s control. Although Nutrien believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Nutrien can give no assurance that they will prove to be correct.

Forward-looking statements are subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties are set forth in the prospectus supplement or in the relevant documents incorporated by reference in the accompanying prospectus, as applicable.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

FOR FURTHER INFORMATION:

Investor and Media Relations:

Richard Downey

Vice President, Investor & Corporate Relations

(403) 225-7357

Investor Relations:

Jeff Holzman

Senior Director, Investor Relations

(306) 933-8545

Todd Coakwell

Director, Investor Relations

(403) 225-7437

Contact us at: www.nutrien.com

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